UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

8 Hahortim Street
Holon 5881147, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Company hereby updates that in accordance with the announcement made by the Tel Aviv Stock Exchange Ltd. (the “TASE”) on July 18, 2022, according to an examination conducted by the TASE regarding the Company’s data on June 30, 2022, the Company does not meet the minimum value of public holdings under the “maintenance rules”.

Pursuant to the guidelines under the fourth part of the TASE Regulations, the Company was given an extension until December 31, 2022, to comply with the TASE Regulations. Otherwise, the CEO of the TASE will be asked to transfer the Company’s shares to the “maintenance list”.

The Company will again report on the matter in accordance with future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 19, 2022	ABILITY INC.

	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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